UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. )*

Mach Natural Resources LP
(Name of Issuer)

Common Units Representing Limited Partner Interests
(Title of Class of Securities)

55445L 100
(CUSIP Number)

October 27, 2023
(Date of Event Which Requires Filing of this Statement)

Check the Appropriate Box to Designate the Rule Pursuant to Which this Schedule Is Filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons BCE-Mach Aggregator LLC
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power
	6.	Shared Voting Power 68,226,633
	7.	Sole Dispositive Power
	8.	Shared Dispositive Power 68,226,633
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 68,226,633(1)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 71.8%(1)
12.	Type of Reporting Person (See Instructions) OO

(1)	Based on 95,000,000 Common Units outstanding following the completion of the Issuer’s initial public offering.

1.	Names of Reporting Persons Bayou City Energy Management LLC
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power
	6.	Shared Voting Power 68,226,633
	7.	Sole Dispositive Power
	8.	Shared Dispositive Power 68,226,633
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 68,226,633(1)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 71.8%(1)
12.	Type of Reporting Person (See Instructions) PN

(1)	Based on 95,000,000 Common Units outstanding following the completion of the Issuer’s initial public offering.

1.	Names of Reporting Persons William Wallace McMullen
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power
	6.	Shared Voting Power 68,226,633
	7.	Sole Dispositive Power
	8.	Shared Dispositive Power 68,226,633
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 68,226,633(1)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 71.8%(1)
12.	Type of Reporting Person (See Instructions) IN

(1)	Based on 95,000,000 Common Units outstanding following the completion of the Issuer’s initial public offering.

Item 1(a).	Name of Issuer

Mach Natural Resources LP (the “Issuer”)

Item 1(b).	Address of the Issuer’s Principal Executive Offices

14201 Wireless Way, Suite 300 Oklahoma City, Oklahoma 73134

Item 2(a).	Names of Persons Filing

This statement is filed by the entities and persons listed below, all of whom together are referred to herein as the “Reporting Persons”:

(i)	BCE-Mach Aggregator LLC
(ii)	Bayou City Energy Management LLC
(iii)	William Wallace McMullen

Item 2(b).	Address of the Principal Business Office, or if none, Residence:

Principal business office for the Reporting Persons is: 1201 Louisiana Street, Suite 3308 Houston, Texas 77002

Item 2(c).	Citizenship

See response/s to Item 4 on each cover page.

Item 2(d).	Title of Class of Securities

Common units representing limited partner interests.

Item 2(e).	CUSIP Number

55445L 100

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a(n):

Not Applicable.

Item 4.

Ownership

BCE-Mach Aggregator LLC is indirectly managed by Bayou City Energy Management LLC (“BCEM”). William W. McMullen is the Managing Partner of BCEM. Each of BCEM and Mr. McMullen (by virtue of his relationship with BCEM) may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Act) the common units which BCE-Mach Aggregator LLC beneficially owns. Mr. McMullen disclaims beneficial ownership of such common units except to the extent of his pecuniary interest therein.

(a)	Amount beneficially owned:

See responses to Item 9 on the/each cover page.

(b)	Percent of Class:

See responses to Item 11 on the/each cover page.

(c)	Number of shares as to which the Reporting Person has:

(i)	Sole power to vote or to direct the vote:
See responses to Item 5 on each cover page.

(ii)	Shared power to vote or to direct the vote:
See responses to Item 6 on each cover page.

(iii)	Sole power to dispose or to direct the disposition of:
See responses to Item 7 on each cover page.

(iv)	Shared power to dispose or to direct the disposition of:
See responses to Item 8 on each cover page.

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 2, 2023

BCE-MACH AGGREGATOR LLC

/s/ William W. McMullen
Name:	William W. McMullen
Title:	Authorized Signatory

BAYOU CITY ENERGY MANAGEMENT LLC

/s/ William W. McMullen
Name:	William W. McMullen
Title:	Managing Partner

/s/ William W. McMullen
Name:	William W. McMullen

EXHIBIT LIST

Exhibit A	Joint Filing Agreement, dated as of November 2, 2023

EXHIBIT A

JOINT FILING AGREEMENT

This will confirm the agreement by and among the undersigned that the Schedule 13G filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the Common Units representing limited partner interests of Mach Natural Resources LP (this “Agreement”), is being filed, and all amendments thereto will be filed, by BCE-Mach Aggregator LLC as designated filer on behalf of each of the persons and entities named below that is named as a reporting person in such filing in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated: November 2, 2023

BCE-MACH AGGREGATOR LLC

/s/ William W. McMullen
Name:	William W. McMullen
Title:	Authorized Signatory

BAYOU CITY ENERGY MANAGEMENT LLC

/s/ William W. McMullen
Name:	William W. McMullen
Title:	Managing Partner

/s/ William W. McMullen
Name:	William W. McMullen

A-1